SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTION, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING



                           Commission File No. 333-46424




|X| Form 10-K and Form 10-KSB | | Form 20-F | | Form 10-Q and Form 10-QSB | | Form N-SAR | | Form 11-K


For the period ended: March 31, 2003

| | Transition Report on Form 10-K
| | Transition Report on Form 20-F
| | Transition Report on Form 11-K
| | Transition Report on Form 10-Q
| | Transition Report on Form N-SAR

For the transition period ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:



Part I-Registrant Information

       Full name of Registrant:         E-City Software, Inc.
                                        ----------------------
       Former name if Applicable:

       Address of Principal Executive
       Office (Street and Number):      1600 Canal Street, Ste 1418,
                                        -----------------------------
       City, State and Zip Code:        New Orleans, LA 70112
                                        -----------------------------



Part II-Rule 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

         (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

E-City Software, Inc. is unable to timely file its March 31, 2003 Annual Report on Form 10-KSB without unreasonable effort or expense due to the elimination of all staff with the exception of its CEO William C. Robinson.


Part IV-Other Information


(1) Name and telephone number of person to contact in regard to this notification:


William C. Robinson               504                     524-5425
-------------------          ------------             -----------------
(Name)                       (Area Code)              (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?


    |X| Yes | | No  If the answer is no, identify report(s)



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

   |X| Yes | | No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant has ceased substantially all of its operations as of June 30, 2002. Until such time as the registrant's liquidity situation improves through either the issuance of debt or equity securities, loans from related parties and/or an agreement with a customer to finance future computer map development, E-City's short-term and long-term prospects for growth are minimal. We anticipate that no revenues will be recorded from operations for the year ending March 31, 2003. We anticipate that approximately $600,000 in expenses will be recorded for the year ending March 31, 2003. The registrant had approximately $174 in cash for the period ending March 31, 2003.



                            E-City Software, Inc
                  -------------------------------------------
                   Name of Registrant as Specified in Charter


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: June 27, 2003                     By:/s/ William C. Robinson
      -----------------                    -----------------------
                                            William C. Robinson
                                            CEO